[HIGHLAND LETTERHEAD]

January 23, 2017

Nicholas P. Panos

Senior Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

RE:	RAIT Financial Trust
Schedule 13D filed October 7, 2016 and Amendments filed on November 10, 2016 and December 5, 2016, by Highland Global Allocation Fund, et al.
Correspondence dated December 22, 2016
File No. 005-53667

Ladies and Gentlemen:

Highland Capital Management, L.P. (the “Company”) responds to the comment of the staff of the Division of Corporation Finance of the Commission (the “Staff”) contained in the letter dated January 10, 2017. For ease of reference, the text of the Staff’s comment is included in bold-face type below, followed by the Company’s response.

1.	We have reviewed the analysis provided in your response to our prior comment 4 in the letter dated December 22, 2016, are unable to agree with the legal conclusion. Section 13(d)(2) and corresponding Rule 13d-2(a) together require that the “facts previously set forth” in the Schedule 13D be promptly amended upon the occurrence of a material change. Attaching correspondence as an exhibit to Schedule 13D, even if referenced under Item 4 in an amended Schedule 13D, does not expressly revise the “facts previously set forth” under Item 4 to reflect a material change. While we recognize that the referenced letters introduce new disclosures, the amended Schedule 13D filings did not affirmatively indicate how the preexisting disclosure materially changed. At most, it appears as though Item 7, which regulates exhibits to the Schedule 13D, as distinguished from Item 4, which regulates disclosure of the transaction’s purpose as well as plans or proposals, was amended to reflect a material change. While the Division of Corporation Finance staff will not undertake any further review of the Schedule 13D at this time, comment 4 remains outstanding.

United States Securities and Exchange Commission

January 23, 2017

Response: The Company acknowledges the Staff’s comment and advises the Staff that we considered whether the “facts previously set forth” under Item 4 in the Schedule 13D should be amended. As you note, the facts only need to be amended upon the occurrence of a material change. While the December 5, 2016 letter introduced additional information, the material terms of the Company’s proposal, as disclosed under Item 4 in the November 10, 2016 amendment to Schedule 13D, remain the same. Specifically, the Item 4 disclosure on November 10, 2016, included the Company’s plans or proposals to externalize management, with the Company or its affiliates replacing current management. The other material terms of the Company’s plans or proposals, as disclosed under Item 4 of the November 10, 2016 amendment to Schedule 13D, remained correct as of the December 5, 2016 amendment to Schedule 13D and remain correct as of today. If and when a material change occurs and/or we take one or more of the actions described in subsections (a) through (j), we will promptly amend the Schedule 13D, as required.

If you have any questions, please feel free to contact me at 972.419.6205. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

/s/ Thomas Surgent

Thomas Surgent

Chief Compliance Officer

Highland Capital Management, L.P.